Long Term Incentive Plan
Service Vested Incentive Stock Option Award Agreement

This Agreement is made as of _____ (the "Grant Date"), by and between Syntroleum Corporation (the "Company") and _____ (the "Participant").

WHEREAS, the Committee has, pursuant to the Syntroleum Corporation 2005 Stock Incentive Plan (the "Plan"), made an Award to the Participant and authorized and directed the execution and delivery of this Agreement;

NOW, THEREFORE, in consideration of the foregoing, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Participant hereby agree as follows:

1. **Award.** The Participant is hereby granted an Incentive Stock Option (an "Option") to purchase from the Company up to a total of _____ shares of Common Stock at $_____ per share (the "Grant Price"), subject to the terms of the Plan, the provisions of which are incorporated by reference. The term of such Option shall be ten years, commencing on the Grant Date (the "Term"). This Option is intended to qualify as an Incentive Stock Option. To the extent the Option exceeds the applicable limits set forth in Section 422 of the Internal Revenue Code (the "Code") or is exercised after the period during which the option is eligible for incentive stock option treatment, the Option shall be treated as a Non-Qualified Option.

2. Exercise.

a. During its Term and prior to its earlier termination in accordance with Section 3 of this Agreement, the Option shall become exercisable as follows:

Date	Percentage of Shares subject to Option with respect to which Option becomes exercisable

b. To the extent then exercisable, the Option may be exercised by the Participant by giving written notice of exercise to the Company in such form as may be provided by the Committee, specifying the number of shares of Common Stock with respect to which the Option is to be exercised and such other information as the Committee may require. The Option may be exercised for less than the full number of shares of Common Stock for which the Option is then exercisable, provided that the Option may not be exercised for less than one hundred (100) shares of

Common Stock or, if less, the number of remaining shares of Common Stock for which the Option is then exercisable.

c. Exercise of the Option shall be effective upon receipt by the Company of such written notice together with the required payment of the Grant Price and any applicable withholding taxes. Such payment may be made by cash, check (subject to collection), or, provided that such shares of Common Stock have been owned by the Participant for at least six months prior to such payment, by the delivery (or attestation of ownership) of shares of Common Stock having a Fair Market Value equal to the aggregate Grant Price and any applicable withholding taxes. Alternatively, the Participant may make such payment by authorizing the simultaneous sale of Shares (or a sufficient portion thereof) acquired upon exercise through a brokerage or similar arrangement established by the Participant in accordance with Committee rules. Subject to the foregoing, the Company will deliver to the Participant within a reasonable period of time thereafter, a certificate or certificates representing the shares of Common Stock so acquired, registered in the name of the Participant or in accordance with other delivery instructions provided by the Participant and acceptable by the Committee.

3. **Termination.**

a. General. No portion of the Option may be exercised after its termination. Except as otherwise provided in this Section 3, the Option shall terminate upon the first to occur of:

(i) the expiration of its Term, and

(ii) termination of the Participant's employment.

b. Death or Disability. If the Participant's employment terminates due to death or Disability, the Option the Option shall, to the extent exercisable in accordance with Section 2(a) hereof and unexercised as of the date of such termination of employment, remain exercisable until the expiration of its Term.

c. Termination Without Cause. If the Company terminates the Participant's employment without Cause, the Option shall, to the extent exercisable in accordance with Section 2(a) hereof and unexercised as of the date of such termination of employment, remain exercisable for two years following such termination of employment or, if earlier, until the expiration of its Term.

d. Other Termination. If the Participant's employment terminates for any other reason, the Option shall, to the extent exercisable in accordance with Section 2(a) hereof, but unexercised, as of the date of such termination of employment, remain exercisable for sixty (60) days following such termination of employment or, if earlier, until the expiration of its Term.

4. **Withholding.** The Company shall withhold all applicable taxes required by law from all amounts paid in respect of the Option. A Participant may satisfy the withholding obligation (i) by paying the amount of any such taxes in cash or check (subject to collection), (ii) by the delivery (or attestation of ownership) of shares of Common Stock or (iii) with the approval of the Committee, by having shares of Common Stock deducted from the payment. Alternatively, the Participant may satisfy such obligation by authorizing the simultaneous sale of Shares (or a sufficient portion thereof) acquired upon exercise through a brokerage or similar arrangement established by the Participant in accordance with Committee rules. The amount of the withholding shall be determined by the Committee. The number of shares of Common Stock to be delivered or deducted, as the case may be, shall be determined by the Committee with reference to the Fair Market Value of the Common Stock when the withholding is required to be made, provided that the number of shares of Common Stock so delivered or withheld shall not exceed the minimum required amount of such withholding.

5. **Non-Assignability.** Except as otherwise provided in this Section, the Option is not assignable or transferable other than by will or by the laws of descent and distribution, and during the Participant's life, may be exercised only by the Participant.

    a. Beneficiary Designation. The Participant may file with the Company on such form as may be prescribed by the Company, a designation of one or more beneficiaries and, if desired, one or more contingent beneficiaries (each referred to herein as a "Beneficiary") by whom the Option may be exercisable under the terms of this Agreement following the Participant's death. The Participant shall have the right to change the Beneficiary or Beneficiaries from time to time; provided, however, that any change shall not become effective until received in the Participant's handwriting by the Committee. If there is no effective Beneficiary designation on file at the time of the Participant's death, or if the designated Beneficiary or Beneficiaries have all predeceased such Participant, the right to exercise any remaining benefits under this Agreement shall pass to the personal representative or executor of the Participant's estate. If one or more but not all the Beneficiaries have predeceased such Participant, the rights to exercise the Option under this Agreement shall pass according to the Participant's instructions in his designation of Beneficiaries. If the Participant has not given instructions, or if the instructions are not clear, the right to exercise the Option under this Agreement which would have passed to the deceased Beneficiary or Beneficiaries will instead pass to the personal representative or executor of Participant's estate.

b. Transfer to Trust. The Participant, with the approval of the Committee and to the extent consistent with Section 422 of the Code, may transfer the Option for no consideration to or for the benefit of a trust if under Section 671 of the Code and applicable state law, the

Participant is considered the sole beneficial owner of the Option while it is held in the trust.

6. **Rights as a Stockholder.** A Participant shall have no rights as a stockholder with respect to any Common Stock subject to this Award until the date the Participant becomes the holder of record with regard thereto.

7. **No Right to Continued Service.** Nothing herein shall obligate the Company or any Subsidiary to continue the Participant's employment or other service for any particular period or on any particular basis of compensation.

8. **Burden and Benefit.** The terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of, the Participant and his or her executors or administrators, heirs, and personal and legal representatives.

9. **Execution.** This Option is not enforceable until this Agreement has been signed by the Participant and the Company. By executing this Agreement, the Participant shall be deemed to have accepted and consented to any action taken under the Plan by the Committee, the Board or their delegates.

10. **Governing Law.** This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware without regard to the conflict of laws principles thereof.

11. **Modifications.** No change or modification of this Agreement shall be valid unless it is in writing and signed by the parties hereto.

12. **Entire Agreement.** This Agreement, together with the Plan, sets forth all of the promises, agreements, conditions, understandings, warranties and representations between the parties hereto with respect to the Option, and there are no promises, agreements, conditions, understandings, warranties or representations, oral or written, express or implied, between them with respect to the Option other than as set forth herein or therein or in any written employment agreement between the Participant and the Company. The terms and conditions of the Plan are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Agreement and any term or provision of the Plan, the term or provision of the Plan shall control.

13. **Definitions.** Any capitalized term to the extent not defined in this Agreement shall have the same meaning as set forth in the Plan.

14. **Construction.** The use of any gender herein shall be deemed to include the other gender and the use of the singular herein shall be deemed to include the plural and vice versa, wherever appropriate.

15. **Notices.** Any and all notices required herein shall be addressed: (i) if to the Company, to the principal executive office of the Company; and (ii) if to the Participant, to his or her address as reflected in the records of the Company.

16. **Invalid or Unenforceable Provisions.** The invalidity or unenforceability of any particular provision of this Agreement shall not effect the other provisions

hereof, and this Agreement shall be construed in all respects as if the invalid or unenforceable provisions were omitted.

17. **Compliance with Section 409A.** It is the intent of the Company and the Participant that the provisions of the Plan and this Agreement comply with Section 409A of th4e Internal Revenue Code and related regulations and Treasury pronouncements ("Section 409A"). If any provision provided herein would result in the imposition of an excise tax under the provisions of Section 409A, the parties agree that any such provision will be reformed as the Participant and the Company determine are appropriate to avoid imposition of such an excise tax.

IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement as of the day and year first above written.

Syntroleum Corporation

By:_____

DATE:_____

[Participant]

By:_____

DATE:_____